Exhibit 99.1

SAI.TECH Announces Expansion of SAI NODE Marietta, Increases Hash Rate by 68PH/s

SINGAPORE, March 21, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW), a sustainable distributed bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries, is proud to announce a major scale-up of its SAI NODE Marietta facility starting December 2023 and ongoing. This expansion demonstrates the company’s dedication to enhancing the SAI NODE Marietta1, the Company’s US R&D center that focused on advancing technology for high-performance computing liquid cooling and industrial-scale computing heat recycling.

The expansion involves the strategic addition of 190 units of Bitmain S19 Pro+ Hydro bitcoin mining machines and 288 units of Bitmain S19 K Pro bitcoin mining machines. The deployment of the 478 bitcoin mining machines and the underlying investment of approximately $0.9 million increased the hash rate capacity of SAI NODE Marietta by approximately 68 PH/s (petahash per second). With the Company’s additional deployment of bitcoin mining machines, it currently has approximately 150 PH/s operational hash rate for its self-mining operation, with an overall self-mining efficiency of approximately 27.3 J/TH. The newly added operation is to test the Company’s 2nd generation of TANKBOX2, which is designed to further improve immersion cooling efficiency and flexibility of computing heat recycling.

Along with this expansion, SAI.TECH also announced an update about the SAI NODE Marietta as part of its ongoing efforts to provide sustainable and energy-efficient solutions to the bitcoin mining industry.

1.	The first SAI ULTIWIT System[3] was completed and has been operating 24/7 since Nov 2023. It consists of a 1MW bitcoin mining WITBOX[4]; a computing heat recycling, regulating, and supplying HEATBOX[5]; and a floor-heated 5000 ft2 greenhouse or USERBOX[6].

2.	The SAI ULTIWIT system has been successfully demonstrated and can effectively recycle computing heat to support the greenhouse’s 24/7 operation even in severe winter weather conditions.

With the success of the first SAI ULTIWIT System, the latest added miners will help SAI to develop new technologies of recycling computing heat for many other applications, such as fishery, aquatic centers, and industrial heating processes.

SAI will continue to work closely with OCEC, academic schools, national labs, and industrial partners, seek support from the local community, state, and federal government, and develop the Marietta site to become an advanced computing center ecosystem (ACCE) - the first of a kind in the world.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

About OCEC

The Organization of Clean Energy and Climate (“OCEC”) is a non-profit organization with the mission to perform research and study on more effective ways to use computing heat, develop the technology and system to demonstrate how residential, commercial, and industrial scenarios can recycle the computing heat waste as a replacement for traditional heating.

The OCEC operates to build the Computing Heat Recycle Technology Development Center in a way that benefits the local community. As the first of this kind of R&D center, OCEC continues to be the leader in this area, bringing the best computing heat recycling solution to the world, and being one of the key contributors to achieving carbon-neutral efforts.

For more information on OCEC, please visit https://ocec.co/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

[1]	SAI NODE Marietta, located in Marietta, Ohio, is a facility that recycles computing waste heat from bitcoin mining and AI computation, it applies the recycled heat to other heat-demanding applications. SAI NODE Marietta is the Company’s US R&D Center, which was successfully powered on in August 2023 after months of development.

[2]	TANKBOX is an infrastructure product in the Company’s WITBOX product line, it runs on immersion cooling tanks that are able to convert air-cooled servers into liquid-cooled models.

[3]	ULTIWIT System consists of WITBOX, HEATBOX and USERBOX, further explanation can be seen below.

[4]	ULTIWIT System – WITBOX

The WITBOX product line consists of models that are highly mobile and resilient outdoor computing infrastructure units fitted inside a standard 20ft container, accommodating high performance computing servers such as bitcoin mining machines and GPU computing servers. They are equipped standard liquid cooling capability, i.e. connecting liquid-cooling designed servers, and immersion cooling capabilities.

[5]	ULTIWIT System – HEATBOX

HEATBOX is a product line that regulates, supplies, and controls recovered computing heat generated from computing servers. Serving as a supporting role of the WITBOX series, HEATBOX is a key intermediate product line in ULTIWIT System that bridges the waste heat recovered from WITBOX and heating scenarios.

[6]	ULTIWIT System – USERBOX

USERBOX is design and product that supports computing heat recovery applications. It offers integrated solutions and products tailored for heating scenarios across various demands and fields.

Media Contact

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Investor Relations Contact

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